January 27, 2021

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn:       Geoff Kruczek
Jay Ingram
Ernest Greene
Anne McConnell

Re:	Meat-Tech 3D Ltd. Registration Statement on Form F-1 Submitted December 31, 2020 CIK No. 0001828098

Ladies and Gentlemen:

On behalf of Meat-Tech 3D Ltd. (“Meat-Tech” or the “Company”), we are confidentially submitting this letter in response to a letter, dated January 15, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amended Confidential Draft Registration Statement on Form F-1 submitted to the Commission on December 31, 2020 (the “Draft Registration Statement”). The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Draft Registration Statement, and page references otherwise correspond to the page numbers in the Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Draft Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending you supplementally the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
January 27, 2021

Amendment No. 1 to Confidential Draft Registration Statement on Form F-1

ADS holders may not be entitled to a jury trial . . ., , page 41

1.
We note your response to prior comment 5. Please revise to clarify that investors cannot waive compliance with the federal securities laws, not only that they will not be deemed to waive compliance with those laws.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on page 41 of the Amended Draft Registration Statement in response to the Staff’s comment.

Dilution, page 48

2.
We note your response to prior comment 6. Please expand the table on page 49 to disclose how the numbers and percentages would change assuming the holders of the securities discussed in your response would exercise or otherwise acquire the underlying shares.

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the disclosure on page 49 of the Amended Draft Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information
Pro Forma Condensed Combined Statement of Financial Position, page 53

3.
Please disclose the specific nature of the IPR&D acquired and address the accounting for this asset subsequent to the acquisition. Please also clarify if and how the obligation to pay cash and issue shares under the Earnout are reflected in the pro forma financial statements.

Response to Comment 3: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Peace of Meat has a proprietary stem-cell-based technology. This technology is comprised of two components: (i) choosing cells from cattle, chicken or geese, and (ii) growing the cells in a proper way with the right concentration, in order to produce animal fats without harming the animals. The technology is currently in the development stage and is operating in a lab in small quantities. The Company anticipates approximately two years of development to reach the commercial stage.

Under IFRS Guidelines, a single identifiable asset shall include any asset or group of assets that would be recognized and measured as a single identifiable asset in a business combination. As the two components of the technology described above have the same commercial purpose and are both used to produce cultured fat, the Company considers them to be one technology asset.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
January 27, 2021

The Company has identified and estimated the value of the assets acquired from Peace of Meat under the concentration test method in accordance with IFRS 3, which indicates that more than 90% of the value is concentrated in the IPR&D. Therefore, the Company has determined that the acquisition should be recognized as an asset acquisition and not a business combination.

Subsequent to the acquisition, the IPR&D asset will not be depreciated until the development has reached the commercial stage. The Company will annually test the need for impairment in accordance with IAS 36.

The earnout amount is tied to the completion of four future technological milestones. The four milestones include specific performance conditions, including, among others, bioreactor size and cell density per milliliter. The earnout consideration amounts to a maximum amount of EUR 7.5 million comprised of approximately EUR 3.9 million in cash and approximately EUR 3.6 million in Meat-Tech shares.

With respect to variable payments in the case of an asset acquisition, per the IFRIC update from March 2016, the Interpretations Committee discussed the accounting for variable payments that are made if the asset acquired complies with agreed-upon specifications at specific dates in the future (such as a standard production capacity or a standard performance). These are payments that the purchaser will have to make if the asset acquired is capable of providing at specific dates in the future a specific performance agreed upon with the seller. These payments are not dependent on the purchaser's future activity. As the variable consideration depends on performance conditions, the acquirer can elect an accounting policy whereby the obligation will be recognized when the future activity occurs.

As the earnout payments are dependent on performance conditions, and there is uncertainty related to Peace of Meat achieving the performance milestones, management has elected to recognize and capitalize the earnout payments to the IPR&D asset once the milestones are met.

Pro Forma Condensed Combined Statement of Loss For the Year Ended December 31, 2019, page 54

4.
Please present historical basic and diluted loss per share data and pro forma basic and diluted loss per share data on the face of the pro forma statements of loss here and on page 55. Please also provide reconciliations for the historical and pro forma weighted average shares outstanding used to calculate losses per share.

Response to Comment 4: The Company respectfully advises the Staff that it has revised the disclosure on pages 54 and 55 of the Amended Draft Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
January 27, 2021

Financial Statements
General, page F-1

5.
We note your Form F-1/A includes audited financial statements that are older than 12 months. Since it appears this represents an IPO for your ADSs, please explain your consideration of Item 8.A.4 of Form 20-F, and the corresponding instructions, which indicates that audited financial statements should generally not be older than 12 months at the time of filing but also indicates audited financial statements not older than 15 months may be permitted if a company is able to represent the following:

•	The company is not required to comply with the 12 month requirement for the age of financial statements in any other jurisdiction outside the United States; and

•	Complying with the 12 month requirement is impracticable or involves undue hardship.

If you meet the above criteria, please provide a representation from management that says you meet the criteria and file that representation as an exhibit to your registration statement. If you do not meet the criteria or if your registration statement is not declared effective before 3/31/21, please provide updated audited financial statements and related disclosures.

Response to Comment No. 5: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its securities are listed on the Tel Aviv Stock Exchange and that therefore a representation under Item 8.A.4. of Form 20-F is not required. See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3. The Company advises the Staff that if its registration statement is not declared effective before March 31, 2021, it will provide updated audited financial statements and related disclosures.

Note 16 - Agreements, Guarantees and Liens, page F-23

6.	We have read your response to prior comment nine. Please more fully address the following:

•
You indicate that Chicken Meat-Tech Ltd. has the ability to elect, appoint or remove the members of the governing body of the combined entity. On page F-31, you appear to indicate that four MeaTech directors were appointed to the Company's board of directors but in your response, you indicate that you appointed new directors constituting half (three out of six) of the members of the board of directors of Meat-Tech 3D Ltd. Clarify whether you appointed a majority of the board of directors and confirm whether you have the authority to elect, appoint or remove a majority of the board of directors;

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
January 27, 2021

Response to Comment No. 6, Bullet Point No. 1: The Company respectfully confirms to the Staff that the Company has the authority to elect, appoint and remove all members of the board of directors. The Company also confirms that it controlled the appointment of a majority of the immediate post-merger board of directors (three out of five), by (i) appointing its Chief Executive Officer as a non-external director (as defined below) and (ii) deciding in its sole discretion that, rather than immediately electing additional non-external directors, it would allow two non-external directors of Ophectra to remain. These directors were retained based on their business experience or financial expertise, as well as to maintain sound corporate governance. The directors that remained on the board following the merger were not involved in Ophectra’s business. Shortly after the merger, one of the remaining directors resigned and the Company appointed two additional directors, including the Chairman of the Company’s Board of Directors, neither of whom were associated with Ophectra. This brought the number of directors appointed or requested to remain by the post-merger Company to four, with the remaining two being external directors, and hence not affiliated with either Ophectra or the Company. The Company respectfully advises the Staff that it has revised the disclosure on page F-31 of the Amended Draft Registration Statement to better reflect these details, in response to the Staff’s comment.

Companies organized under Israeli law and traded on the Tel Aviv Stock Exchange are required to have two groups of directors, “non-external directors” and “external directors.”  Israeli corporate law currently requires at least two external directors and does not set limits on the number of non-external directors. Under Israeli corporate law and the Company’s articles of association, its non-external directors are to be elected by the vote of holders of a simple majority of ordinary shares participating in the vote. The election of the Company’s two external directors requires the vote of holders of a majority of ordinary shares as well as holders of a majority of ordinary shares not owned by controlling shareholders. As the Company has no controlling shareholder, the threshold is the same in practice. Likewise, a simple majority of ordinary shares participating in a vote are entitled to remove non-external directors.

Immediately prior to the merger, the outstanding equity of Ophectra consisted of 19,870,337 ordinary shares. Immediately following the merger, these shares represented 39.4% of the outstanding equity of the merged company. Since then, the Company has allocated additional ordinary shares, primarily to investors in the post-merger Meat-Tech 3D and its business, who, to the best of the Company’s knowledge, had no connection to Ophectra. As a result, the outstanding equity of Ophectra immediately prior to the merger, together with warrants allocated by Ophectra and exercised into an aggregate 4,626,569 ordinary shares since the merger, now represent 30.7% of the 79,866,264 ordinary shares of the Company’s outstanding equity. The shares allocated to founders of and investors in the pre-merger target/surviving Company collectively hold 69.3% of the Company’s outstanding equity. It is through this share ownership that the Company, and not Ophectra, holds more than a majority of the outstanding shares and therefore has the authority to elect, appoint or remove a majority of the board of directors.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
January 27, 2021

•
You indicate that the relative market value of Chicken Meat-Tech Ltd. was significantly higher than that of Meat-Tech 3D Ltd. (formerly Ophectra) prior to the reverse acquisition. Help us understand how you determined the relative market value of both entities and tell us what consideration you gave to using assets, revenues and profit in your analysis of relative size. Refer to paragraph B16 of IFRS 3;

Response to Comment No. 6, Bullet Point No. 2: In accordance with paragraph B16 of IFRS 3, “The acquirer is usually the combining entity whose relative size (measured in, for example, assets, revenues or profit) is significantly greater than that of the other combining entity or entities.”

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it determined that assets, as an example of relevant size comparison, is not relevant to examine the relative size of the two pre-merger companies. This determination was made because Chicken Meat-Tech Ltd. (formerly MeaTech Ltd.) is in the research and development stage and does not capitalize expenses, and therefore the size of Chicken Meat-Tech Ltd. (formerly MeaTech Ltd.) isn’t represented by the assets on its balance sheet. It was further determined that the revenue and profit examples are not relevant, as neither of the pre-merger companies had revenues in 2019 and the operations of Meat-Tech 3D (formerly Ophectra) relate to previous activities of the company and not those acquired in the acquisition.

Therefore, the Company decided, and believes it is appropriate, to utilize market capitalization to determine the company with the higher market value. This decision was supported by the interpretation of KPMG, whereby relative size can be measured with reference to market capitalization.

Since Meat-Tech 3D (formerly Ophectra) is publicly traded in Israel, the relative market value was determined based on the average five-day market value of Ophectra for the last five days of the month prior to the announcement of the merger, compared to the average five-day market value of the Company following the merger. This comparison resulted in a value of $9.5 million USD for Ophectra (value prior to the merger) and a value of $23.3 million (total value of $32.8 million following the merger less value prior to the merger) for Chicken Meat-Tech Ltd. (formerly MeaTech Ltd.) reflecting a 29% to 71% ratio.

Based on the above comparison, the Company respectfully advises the Staff that the relative size of Chicken Meat-Tech is larger than that of Meat-Tech 3D (formerly Ophectra).

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
January 27, 2021

•
It remains unclear to us how you determined that historical financial statements for Meat-Tech 3D (f/k/a Ophectra) are not required under Item 4 of Form F-1 or would not be meaningful. We also note you continue to hold an investment in Therapin;

Response to Comment No. 6, Bullet Point No. 3: The Company respectfully advises the Staff that it has determined that the historical financial statements of Opechtra Real Estate and Investments are not required under the requirements of Section 3-05 of Regulation S-X because no “business” was acquired.

Section 3-05(a)(2) states that for purposes of determining whether the provisions of Section 3-05 apply, the determination of whether a “business” has been acquired should be made in accordance with the guidance set forth in Section 11-01(d) of Regulation S-X.

Section 11-01(d) of Regulation S-X states that for purposes of the rule, “the term ‘business’ should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.”

The Company respectfully advises the Staff that there was not sufficient continuity of Opechtra’s operations prior to and after the merger to render prior information of Opechtra material to an understanding of future operations under the guidance in Section 11-01(d) of Regulation S-X.  Prior to the time of the merger Opechtra’s operations were in real estate holdings. Unlike a reverse acquisition in the United States where the assets of the pre-existing public entity carry over following the reverse acquisition, as described in Note 1a to the interim financial statements of Meat-Tech 3D Ltd., pursuant to an arrangement approved by the Tel Aviv District Court for Economic Affairs, none of Opechtra’s assets or liabilities were transferred to Meat-Tech 3D upon the reverse acquisition, except for a holding in Therapin. None of Opechtra’s prior real estate operations were acquired as part of the reverse acquisition.  As a result of the foregoing the Company strongly believes that not only was there not sufficient continuity, there was actually no continuity of Opechtra’s operations. Regarding the investment in Therapin, this was passive in nature and did not reflect operations of or otherwise a revenue-producing activity of Opechtra. Furthermore, the investment was disposed of by the Company shortly after consummation of the reverse acquisition transaction, as detailed in Note 4C of the interim financial statements.

•
It remains unclear to us how the shares used to calculate historical losses per share are appropriate. It appears to us that the 30,525,506 shares the MeaTech shareholders received from Meat-Tech 3D (f/k/a Ophectra) as of the date of the reverse acquisition essentially represent the restated historical shares of MeaTech and that the shares outstanding at Meat-Tech 3D (f/k/a Ophectra) prior to the reverse acquisition should be reflected as being “issued” as of the reverse acquisition date. Refer to paragraphs B25-B27 of IFRS 3; and

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
January 27, 2021

Response to Comment No. 6, Bullet Point No. 4: The Company respectfully advises the Staff that, with regard to the historical loss per share for Meat-Tech 3D (f/k/a Ophectra – the legal acquirer), the calculation of basic loss per share was calculated by dividing the weighted average of Chicken Meat-Tech’s ordinary shares that were outstanding during the corresponding periods, into the loss in the corresponding periods, multiplied by the exchange ratio according to which ordinary shares of Meat-Tech 3D were issued in return for ordinary shares of Chicken Meat-Tech, as described below:

Basic EPS after a reverse acquisition	Current period			Comparative periods
	From the beginning of the period to the date of acquisition		From the date of acquisition to the reporting date	
Numerator	Consolidated profit or loss of the combined entity attributable to ordinary shareholders for the period			Profit or loss of the legal acquiree attributable to ordinary shareholders for the period
Denominator	Weighted-average number of ordinary shares of the legal acquiree outstanding pre-acquisition × Exchange ratio established in the acquisition agreement	+	Weighted-average number of ordinary shares of the legal acquirer outstanding post-acquisition	Weighted-average number of ordinary shares of the legal acquiree outstanding pre-acquisition × Exchange ratio established in the acquisition agreement

As Chicken Meat-Tech Ltd., the legal acquiree, issued shares during 2019, the weighted average number of shares is lower than the outstanding number of shares pre-acquisition, as described in Note 15 of the financial statements. Following discussions with the Staff regarding this comment, the weighted average number of shares used in the financial statements has been adjusted to reflect the founder shares as if they were issued at the beginning of the period, and the comparative figures in the interim financial statements have been adjusted accordingly.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
January 27, 2021

•
Given that you present financial statements subsequent to the reverse acquisition, explain why the pre-reverse acquisition financial statements continue to use the name of the legal acquiree rather than the name of the legal acquiror.

Response to Comment No. 6, Bullet Point No. 5: The Company respectfully advises the Staff that it has revised the financial statements of 2019 to include the financial statements of Meat-Tech 3D Ltd. for 2019 as explained in Notes 1A and 1B to the financial statements.

*****

Please contact me at (212) 841-1108 or Sarah C. Griffiths at (212) 841-1013 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely, /s/ Brian K. Rosenzweig Brian K. Rosenzweig Covington & Burling LLP

cc:
Sharon Fima, Meat-Tech 3D Ltd.
Guy Hefer, Meat-Tech 3D Ltd.
Avraham Hampel, Meat-Tech 3D Ltd.
Sarah C. Griffiths, Covington & Burling LLP
Yaron Kaiser, Kaufman, Rabinovich, Kaiser, Raz & Co.
Gary Emmanuel, McDermott Will & Emery LLP
Zvi Gabbay, Barnea & Co.
Ron Shuhatovich, Barnea & Co.